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                                                                                                                 Exhibit 12
                                                            Wyeth
                                   Computation of Ratio of Earnings to Fixed Charges (3)
                                            (in thousands, except ratio amounts)
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                                                                          Years Ended December 31,
                                                 --------------------------------------------------------------------------
                                                    2002           2001           2000             1999             1998
                                                 ----------     ----------     -----------      -----------      ----------
Earnings

Income (loss) from continuing operations
    before federal and foreign taxes             $6,097,245     $2,868,747     ($1,101,040)     ($1,907,299)     $3,089,936

Add:
  Fixed charges                                     430,449        439,058         324,887          403,694         371,986

  Minority interests                                 27,993         20,841          26,784           30,301             620

  Distributed equity income                               0              0               0                0             771

  Amortization of capitalized interest                8,866          2,497           1,917            1,803           1,487

Less:
  Equity income                                      20,766         70,372          55,991            2,122             473

  Capitalized interest                               88,008         94,257          43,303           15,375           9,497
                                                 ----------     ----------     -----------      -----------      ----------

Total earnings (loss) as defined                 $6,455,779     $3,166,514       ($846,746)     ($1,488,998)     $3,454,830
                                                 ==========     ==========     ===========      ===========      ==========

Fixed Charges:

  Interest and amortization of debt expense        $294,160       $301,145        $238,840         $343,271        $322,970

  Capitalized interest                               88,008         94,257          43,303           15,375           9,497

  Interest factor of rental expense (1)              48,281         43,656          42,744           45,048          39,519
                                                 ----------     ----------     -----------      -----------      ----------

    Total fixed charges as defined                 $430,449       $439,058        $324,887         $403,694        $371,986
                                                 ==========     ==========     ===========      ===========      ==========

Ratio of earnings to fixed charges (2)                 15.0            7.2             -                -               9.3


(1)  A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.

(2)  The results of operations for the years ended December 31, 2000 and 1999 were inadequate to cover total fixed charges as defined. The coverage deficiency for the years ended December 31, 2000 and 1999 was $1,171,633 and
     $1,892,692, respectively.

(3)  Amounts have been restated to reflect the Cyanamid Agricultural Products business as a discontinued operation.
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